

June 26, 2014

Via E-mail
Mr. Trent Woloveck
Chief Operating Officer
American Cannabis Company, Inc.
3457 Ringsby Court, Unit 111
Denver, CO 82016

>   **Re: Brazil Interactive Media, Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed June 18, 2014**
>   **File No. 000-26108**

Dear Mr. Woloveck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our prior letter. However, the notation you reference regarding an approval of authorization of additional securities to be used in connection with a merger is by way of example only. As noted in our prior comment, it appears that the amendment to your Certificate of Incorporation is a result of your change of control transaction with American Cannabis Company, Inc. Therefore, please revise your proxy statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A. See Note A of Schedule 14A.

   Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director


cc: <u>Via E-mail</u>
   Peter J. Gennuso
   Thompson Hine LLP